UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING


(Check One):   |X|Form 10-K |_|Form 20-F |_|Form 11-K |_|Form 10-Q |_|Form N-SAR
               For Period Ended:December 31, 1999
                                -----------------
               [] Transition Report on Form 10-K
               [] Transition Report on Form 20-F
               [] Transition Report on Form 11-K
               [] Transition Report on Form 10-Q
               [] Transition Report on Form N-SAR

                                       For the Transition Period Ended:_________

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant: Moto Guzzi Corporation

Former Name if Applicable: North Atlantic Acquisition Corp.

Address of Principal Executive Office (Street and Number): 350 Park Avenue

City, State and Zip Code: New York, New York 10022

PART II - RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12(b)-25(b), the following should be completed. (Check box if appropriate)


             | (a)  The reasons  described in  reasonable  detail in Part III of
             |      this  form  could  not be  eliminated  without  unreasonable
             |      effort or expense;
     |X|     | (b)  The subject annual report,  semi-annual  report,  transition
             | report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or | portion thereof, will be filed on or before the fifteenth | calendar day following the prescribed due date; or the | subject quarterly report or transition report on Form 10-Q, | or portion thereof will be filed on or before the fifth
             |      calendar day following the prescribed due date; and
             | (c)  The accountant's statement or other exhibit required by Rule
             |      12b-25(c) has been attached if applicable.

PART III - NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.


In January 2000, Trident Rowan Group, Inc. the ultimate Parent company of Moto Guzzi Corp. engaged Banca di Intermediazione Mobiliare IMI S.p.A. ("IMI"), a leading Italian investment bank, to pursue strategic alternatives to enhance shareholder value in its shareholding in Moto Guzzi Corporation. The ensuing process has necessitated significant time involvement of the financial staff of the Company to collaborate with IMI resulting in delays in completion of year end accounting procedures.

PART IV - OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

                Nick Speyer                212                   735-8609
                (Name)                  (Area Code)           (Telephone Number)

     (2)  Have all other  periodic  reports  required  under
          Section 13 or 15(d) of the Securities Exchange Act
          of 1934 or  Section 30 of the  Investment  Company
          Act of 1940 during the  preceding 12 months or for
          such  shorter   period  that  the  registrant  was
          required to file such  report(s)  been  filed?  If
          answer is no identify reports(s).                      |X|Yes    |_|No

     (3)  Is it anticipated  that any significant  change in
          results  of  operations  from  the   corresponding
          period for the last fiscal year will be  reflected
          by the  earning  statements  to be included in the
          subject report or portion thereof?                     |X|Yes    |_|No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the of the results cannot be made.

          The merger of Moto Guzzi Corp. and North Atlantic Acquisition Corp. has been accounted for as a reverse acquisition by Moto Guzzi Corp. and, accordingly, the results reported in the year ended December 31, 1999 and December 31, 1998 are those of Moto Guzzi Corp. and not those of North Atlantic Acquisition Corp., a non-operating company formed only for the purpose of acquiring or merging with an operating business.

          The  results  of  operations  for the  year  ended
     December 31, 1999  compared to the year ended  December
     31, 1998 reflect the following significant changes:

          Net sales increased by 7.6 % from Lit. 83.8 billion to Lit. 87.1 billion. Unit sales increased by 11.1% to 6,275 in the year ended December 31, 1999 compared to 5,647 in the year ended December 31, 1998. Average selling prices declined as a result of product mix.

          Gross margins decreased from Lit. 8.8 billion or 10.6% as an incidence of net sales in the year ended December 31, 1998 to Lit. 7.6 billion, or 8.7 % in the year ended December 31, 1999, due principally to lower average margins of the mix of units sold in 1999.

          Selling, general and administrative expenses increased from Lit. 16.0 billion in the year ended December 31, 1998 to Lit. 20.5 billion in the year ended December 31, 1999 reflecting a new management team installed at Moto America and the development of the U.S. sales network, additional marketing expense in Italy and additional corporate costs related to the company's public listing status as well as costs in the fourth quarter related to ultimately unsuccessful negotiations with a potential strategic partner.

          Research and development costs fell from Lit. 4.3 billion in 1998 to Lit. 2.9 billion in 1999, reflecting lack of available finance. The company also expenses Lit. 0.9 billion of tooling related to development projects in the fourth quarter of 1999 reflecting curtailment of its development plans for financial reasons. In 1998, the Company incurred a reorganization charge of Lit. 4.1 billion relating to existing product and development project abandonment.

          As a result of the above factors, net loss for the
     year ended  December 31, 1999  increased  to Lit.  20.3
     billion compared to Lit. 22.0 billion for the year ended December 31, 1998.


          THE COMPANY IS STILL IN THE COURSE OF DEFINING FINAL ESTIMATES AND ANALYSES FOR ITS FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 1999 AND THE AUDIT OF SUCH FINANCIAL STATEMENTS IS INCOMPLETE. THE COMPANY DOES NOT EXPECT MATERIAL CHANGES FROM THE FIGURES STATED ABOVE.

                             MOTO GUZZI CORPORATION
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date    March 30, 2000                     By:  /s/  Nick Speyer
    -----------------------------             ----------------------------------
                                                   Nick Speyer
                                                   Chief Financial Officer